Exhibit 99.4

You invested in VINCI COMPASS INVESTMENTS LTD. and it’s time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on July 1, 2026.

Get informed before you vote

View Company’s Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 17, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

*	Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares.

Your Vote Counts! VINCI COMPASS INVESTMENTS LTD. 2026 Annual General Meeting Vote by June 30, 2026 11:59 PM ET VINCI COMPASS INVESTMENTS LTD. AV. BARTOLOMEU MITRE, 336, LEBLON RIO DE JANEIRO, RJ, 22431 - 002 BRAZIL T01068 - P51811 You invested in VINCI COMPASS INVESTMENTS LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on July 1, 2026. Get informed before you vote View Company’s Form 20 - F online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 17, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Point your camera here and vote without entering a control number Vote in Person or Virtually at the Meeting* July 1, 2026 9:00 a.m., New York Time Av. Bartolomeu Mitre, 336 Leblon, Rio de Janeiro RJ, 22431 - 002, Brazil www.virtualshareholdermeeting.com/VINP2026 *Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Board Recommends
Voting Items

1. As an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2025 be approved and ratified; and

2.   As an ordinary resolution, that Mr. Eugenio Garza y Garza be appointed as director of the Company, following the resignations of Mr. Lywal Salles Filho and Mr. Rogério Ladeira Furquim Werneck and his appointment as interim director by the Board on March 17, 2026.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Voting Items Board Recommends For 1. As an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2025 be approved and ratified; and For 2 . As an ordinary resolution, that Mr . Eugenio Garza y Garza be appointed as director of the Company, following the resignations of Mr . Lywal Salles Filho and Mr . Rogério Ladeira Furquim Werneck and his appointment as interim director by the Board on March 17 , 2026 . NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. T01069 - P51811